June 8, 2006

Mark J. Kneedy, Esq.
Chapman and Cutler
111 West Monroe Street
Chicago, Illinois 60603

Re:	Van Kampen Unit Trusts, Series 596
	File No. 333-134376

Dear Mr. Kneedy:

	We have reviewed the registration statement on Form S-6 for Van
Kampen Unit Trusts, Series 596 (the "Portfolio"), filed with the
Commission on May 22, 2006. The registration statement offers the Dent Demographics Portfolio, Series 6. We have the following comments.

Prospectus

Principal Investment Strategy

	The disclosure in this section indicates Mr. Dent focused on "equity classes" when selecting the Portfolio, yet the Portfolio will invest solely in Exchange Traded Funds ("ETFs"). Please explain to the staff the meaning of "equity classes" in this context.

	Please state that the Portfolio will concentrate in certain industries and identify the industries.

Principal Risks

	Disclosure in this section indicates that ETFs have "managed portfolios," yet disclosure elsewhere in the registration statement describes the ETFs in which the Portfolio will invest as "passively managed index funds." Please correct this inconsistency.

	Please disclose in this section the Portfolio`s manager risk, i.e., the risk that Mr. Dent may choose poorly when selecting the Portfolio`s securities.

	Since the Portfolio will concentrate in financial services companies, health care issuers and technology issuers, please summarize in this section the risks of investing in these securities.

Fee Table

	Please delete the word "Estimated" from the line items for annual expenses of the Portfolio and underlying funds and the title of the Example.

	Please move the paragraph discussing sales charges to follow the
Example.

	The disclosure lists as an exhibit to the registration statement a power of attorney filed with the registration statement for Van
Kampen Unit Trust, Series 482. Why is a power of attorney specific to this filing not attached to it?

	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Portfolio and its management are in possession of all facts relating to the Portfolio`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Portfolio requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Portfolio from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Portfolio may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *





      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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